PROGEN                                                P.O. Box 28 Richlands D.C.
INDUSTRIES LIMITED                                    Queensland 4077 Australia
                                                      Telephone: +61 7 3273 9100
                                                      Facsimile: +61 7 3375 9318
                                                              ABN 82 010 975 612

15  June  2005

COMPANIES  ANNOUNCEMENT  OFFICE
AUSTRALIAN  STOCK  EXCHANGE

PROGEN INDUSTRIES LIMITED ("PROGEN") - NOTICE OF ISSUE OF SHARES AND NOTICE UNDER SECTION 708A(5)(E)

Reference is made to the announcement on 23 May 2005 in relation to the Company's ASX quoted options trading on a deferred settlement basis as they were due to expire on 31 May 2005. The Company is now pleased to advise that the 3,485,878 underlying ordinary shares have today been issued and allotted and that deferred settlement trading has ended. The 3,485,878 shares issued rank equally in all respects with all existing ordinary shares previously issued by the Company.

A copy of Appendix 3B as required by Listing Rule 3.10.3 is attached.

NOTICE  UNDER  SECTION  708A(5)(e)

On 15 June 2005, Progen issued 3,485,878 fully paid ordinary shares (the "ISSUE SECURITIES").

Progen hereby gives notice pursuant to the provisions of Section 708A(5)(e) of the Corporations Act, 2001 (Commonwealth) (the "CORPORATIONS ACT") that:

(a) the Issue Securities were issued without disclosure under Part 6D.2 of the Corporations Act,

(b) as a disclosing entity, Progen is subject to regular reporting and disclosure obligations;

(c)  as  at the date of this notice, Progen has complied with the provisions of:

          (i)  chapter  2M  of  the  Corporations  Act;

          (ii) section 674 of the Corporations Act, as they apply to Progen; and

(d) as at the date of this notice, there is no excluded information, as that term is defined in Sections 708A(6)(e), 708A(7) and 708A(8) of the Corporations Act.

Yours  faithfully

/s/ Linton Burns

Company  Secretary
Progen  Industries  Limited


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 1

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   APPENDIX 3B

                             NEW ISSUE ANNOUNCEMENT,
               APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES
                                  AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  1/7/96.  Origin:  Appendix  5.  Amended  1/7/98,  1/9/99,  1/7/2000,
30/9/2001,  11/3/2002,  1/1/2003.


Name  of  entity
--------------------------------------------------------------------------------
PROGEN  INDUSTRIES  LIMITED
--------------------------------------------------------------------------------

ABN
--------------------------------------------------------------------------------
82  010  975  612
--------------------------------------------------------------------------------

We  (the  entity)  give  ASX  the  following  information.

PART  1  -  ALL  ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

                                                       ------------------------------------------
1       +Class of +securities issued or to be          Ordinary shares
        issued
                                                       ------------------------------------------

                                                       ------------------------------------------
2       Number  of +securities issued or to            3,485,878 Ordinary shares
        be issued (if known) or maximum
        number which may be issued
                                                       ------------------------------------------

                                                       ------------------------------------------
3       Principal terms of the +securities (eg,        None
        if options, exercise price and expiry
        date; if partly paid +securities, the
        amount outstanding and due dates
        for payment; if +convertible
        securities, the conversion price and
        dates for conversion)
                                                       ------------------------------------------


APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
--------------------------------------------------------------------------------


                                                       ------------------------------------------
4       Do the +securities rank equally                Yes
        in all respects from the date of
        allotment with an existing +class
        of quoted +securities?

        If the additional securities do
        not rank equally, please state:                Not Applicable
        -  the date from which they do
        -  the extent to which
           they participate for the next
           dividend, (in the case of a trust,
           distribution) or interest payment
        -  the extent to which
           they do not rank equally, other
           than in relation to the next
           dividend, distribution or interest payment
                                                       ------------------------------------------

                                                       ------------------------------------------
5       Issue price or consideration                   $2.50 per share

                                                       ------------------------------------------

                                                       ------------------------------------------
6       Purpose of the issue
        (If issued as consideration for                End of deferred settlement trading of ASX
        the acquisition of assets, clearly             quoted options under the ASX trading code
        identify those assets)                         PGLN. These securities will now convert to
                                                       PGL fully paid ordinary shares.

                                                       ------------------------------------------

                                                       ------------------------------------------
7       Dates of entering +securities into
        uncertificated holdings or                      15 June 2005.
        despatch of certificates
                                                       ------------------------------------------

                                                       ------------------------------------------
                                                       Number                +Class
                                                       ------------------------------------------
8       Number and +class of all                       40,554,793           Ordinary shares
        +securities quoted on ASX
        (including the securities in
        clause 2 if applicable)
                                                       ------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 3

                                                       ------------------------------------------
                                                       Number               +Class
                                                       ------------------------------------------
9       Number and +class of all                       616,320              Options for Ordinary
        +securities not quoted on ASX                                       shares
        (including the securities in clause 2
        if applicable)
                                                       ------------------------------------------

                                                       ------------------------------------------
10   Dividend policy (in the case of a                 Not Applicable.
     trust, distribution policy) on the
     increased capital (interests)
                                                       ------------------------------------------


PART 2 - BONUS ISSUE OR PRO RATA ISSUE

                                                       ------------------------------------------
11      Is security holder approval                    Not Applicable.
        required?
                                                       ------------------------------------------

                                                       ------------------------------------------
12      Is the issue renounceable or non-              Not Applicable.
        renounceable?
                                                       ------------------------------------------

                                                       ------------------------------------------
13      Ratio in which the +securities will            Not Applicable.
        be offered
                                                       ------------------------------------------

                                                       ------------------------------------------
14      +Class of +securities to which the             Not Applicable.
        offer relates
                                                       ------------------------------------------

                                                       ------------------------------------------
15      +Record date to determine                      Not Applicable.
        entitlements
                                                       ------------------------------------------

                                                       ------------------------------------------
16      Will holdings on different registers           Not Applicable.
        (or subregisters) be aggregated for
        calculating entitlements?
                                                       ------------------------------------------

                                                       ------------------------------------------
17      Policy for deciding entitlements in            Not Applicable.
        relation to fractions
                                                       ------------------------------------------

                                                       ------------------------------------------
18      Names of countries in which the                Not Applicable.
        entity has +security holders who will
        not be sent new issue documents

        Note: Security holders must be told how their entitlements are to be dealt with.

        Cross reference: rule 7.7.
                                                       ------------------------------------------

                                                       ------------------------------------------
19      Closing date for receipt of                    Not Applicable.
        acceptances or renunciations
                                                       ------------------------------------------


APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
--------------------------------------------------------------------------------

                                                       ------------------------------------------
20      Names of any underwriters                      Not Applicable.

                                                       ------------------------------------------

                                                       ------------------------------------------
21      Amount of any underwriting fee or              Not Applicable.
        commission
                                                       ------------------------------------------

                                                       ------------------------------------------
22      Names of any brokers to the issue              Not Applicable.

                                                       ------------------------------------------

                                                       ------------------------------------------
23      Fee or commission payable to the               Not Applicable.
        broker to the issue
                                                       ------------------------------------------

                                                       ------------------------------------------
24      Amount of any handling fee payable             Not Applicable.
        to brokers who lodge acceptances
        or renunciations on behalf of
        +security holders
                                                       ------------------------------------------

                                                       ------------------------------------------
25      If the issue is contingent on                  Not Applicable.
        +security holders' approval, the date
        of the meeting
                                                       ------------------------------------------

                                                       ------------------------------------------
26      Date entitlement and acceptance                Not Applicable.
        form and prospectus or Product
        Disclosure Statement will be sent to
        persons entitled
                                                       ------------------------------------------

                                                       ------------------------------------------
27      If the entity has issued options, and          Not Applicable.
        the terms entitle option holders to
        participate on exercise, the date on
        which notices will be sent to option
        holders
                                                       ------------------------------------------

                                                       ------------------------------------------
28      Date rights trading will begin (if             Not Applicable.
        applicable)
                                                       ------------------------------------------

                                                       ------------------------------------------
29      Date rights trading will end (if               Not Applicable.
        applicable)
                                                       ------------------------------------------

                                                       ------------------------------------------
30      How do +security holders sell their            Not Applicable.
        entitlements in full through a
        broker?
                                                       ------------------------------------------

                                                       ------------------------------------------
31      How do +security holders sell part             Not Applicable.
        of their entitlements through a
        broker and accept for the balance?
                                                       ------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 5

                                                       ------------------------------------------
32      How do +security holders dispose of            Not Applicable.
        their entitlements (except by sale
        through a broker)?
                                                       ------------------------------------------

                                                       ------------------------------------------
33      +Despatch date                                 Not Applicable.
                                                       ------------------------------------------


PART  3  -  QUOTATION  OF  SECURITIES
You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (tick one)

(a)  [X]  Securities described in Part 1


(b)  [_]  All other securities

          Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

ENTITIES  THAT  HAVE  TICKED  BOX  34(a)

ADDITIONAL  SECURITIES  FORMING  A  NEW  CLASS  OF  SECURITIES


Tick  to  indicate  you  are  providing  the  information  or  documents

35   [_]  If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   [_]  If the +securities are +equity securities, a distribution schedule of the additional
          +securities setting out the number of holders in the categories
          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   [_]  A copy of any trust deed for the additional +securities

ENTITIES  THAT  HAVE  TICKED  BOX  34(b)

                                                     --------------------------------------------
38   Number of securities for which
     +quotation is sought
                                                     --------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                      1/1/2003

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
--------------------------------------------------------------------------------

                                                     --------------------------------------------
39   Class of +securities for which
     quotation is sought
                                                     --------------------------------------------

                                                     --------------------------------------------
40   Do the +securities rank equally in all
     respects from the date of allotment
     with an existing +class of quoted
     +securities?

     If the additional securities do not
     rank equally, please state:
     -  the date from which they do
     -  the extent to which they
        participate for the next dividend, (in
        the case of a trust, distribution) or
        interest payment
     -  the extent to which they do not
        rank equally, other than in relation to
        the next dividend, distribution or
        interest payment
                                                     --------------------------------------------

                                                     --------------------------------------------
41   Reason for request for quotation
     now

     Example: In the case of restricted securities, end of restriction period

     (if issued upon conversion of
     another security, clearly identify that
     other security)
                                                     --------------------------------------------

                                                     --------------------------------------------
                                                     Number               +Class
                                                     --------------------------------------------
 42  Number and +class of all +securities
     quoted on ASX (including the
     securities in clause 38)
                                                     --------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 7

QUOTATION  AGREEMENT

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We  warrant  the  following  to  ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There  is  no  reason  why  those  +securities  should  not be granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                      1/1/2003

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
--------------------------------------------------------------------------------


3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


          /s/  Linton  Burns




Signature
          (Company  Secretary)

Date:     15  June  2005


Print name:     Linton  Burns

                                 == == == == ==


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 9